As filed with the Securities and Exchange Commission on February 17, 2009

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

THRESHOLD PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Certain Options to Purchase Common Stock under the Threshold Pharmaceuticals, Inc.

2004 Amended and Restated Equity Incentive Plan

(Title of Class of Securities)

885807107

(CUSIP Number of Class of Securities) (Underlying Common Stock)

Harold E. Selick, Ph.D.

Chief Executive Officer

Threshold Pharmaceuticals, Inc.

1300 Seaport Boulevard, Suite 500

Redwood City, California 94063

(650) 474-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person.)

Copies to:

Stephen B. Thau

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304

Telephone: (650) 813-5640

Facsimile: (650) 251-3745

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$177,954	$6.99***

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 569,548 shares of common stock of Threshold Pharmaceuticals, Inc., having an aggregate value of $177,954 as of January 7, 2008, will be exchanged pursuant to this offer. The aggregate value of these options was calculated based on the Black-Scholes option-pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per each $1.0 million of the value of the transaction, and has been previously transmitted to the Securities and Exchange Commission.
***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.

Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (as amended, this “Schedule TO”) filed by Threshold Pharmaceuticals, Inc., a Delaware corporation (“Threshold” or the “Company”), with the Securities and Exchange Commission (“SEC”) on January 12, 2009, as amended by Amendments No. 1 and No. 2 to the Schedule TO filed with the SEC on February 2, 2009 and February 4, 2009, respectively.

This Schedule TO relates to an offer (the “Offer”) by Threshold pursuant to which eligible employees, consultants, executive officers and directors have the opportunity to make a one-time election to cancel certain outstanding grants of stock options (the “Current Options”) under the Threshold Pharmaceuticals, Inc. 2004 Amended and Restated Equity Incentive Plan (the “Plan”) for an equal number of new unvested options to be granted under the Plan after the date of cancellation of the Current Options (the “Replacement Options”). The Replacement Options are subject to terms and conditions set forth in the Schedule TO and the exhibits thereto. Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO remain unchanged.

The safe harbor protections for forward-looking statements contained in the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, do not apply to any forward-looking statements made in connection with this Offer.

This Amendment No. 3 is the final amendment to the Schedule TO. This Amendment No. 3 amends and supplements the Schedule TO in order to amend and supplement Item 4 of the Schedule TO to add the following:

“The offer made by the Company pursuant to the Schedule TO expired at 5:00 p.m., Pacific Standard Time, on February 12, 2009. Pursuant to the Offer, the Company accepted for exchange options to purchase an aggregate of 559,665 shares of our common stock, representing options to purchase approximately 98% of the 569,548 shares that were subject to options eligible to be tendered in the Offer as of January 12, 2009. Subject to the terms and conditions of the Offer, the Company will grant options to purchase a maximum of 559,665 shares of common stock in exchange for such tendered options.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Threshold Pharmaceuticals, Inc.

By:	/s/ Joel A. Fernandes
Joel A. Fernandes Senior Director, Finance and Controller (Principal Accounting and Financial Officer)

Date: February 17, 2009